October 4, 2012

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Yamana Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Response dated July 31, 2012

File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), we make reference to your letter dated September 10, 2012 and to our subsequent correspondence dated September 13, 2012, filed via EDGAR, regarding the above-captioned Form 40-F.  As discussed by telephone yesterday, the Company will provide its response to your letter by October 23, 2012.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 212-373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz